UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Special Meeting of Shareholders

The special meeting of the shareholders of GLOBAL MOFY AI LIMITED (the “Meeting”) was held on November 1, 2024, at 10:00 a.m., Beijing Time (October 31, 2024, at 10:00 p.m. Eastern Time), at the principal office of the Company located at No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town, Gaobeidian Township, Chaoyang District, Beijing, People’s Republic of China, 100000.

Holders of 13,897,891 Class A Ordinary Shares and 12,723,036 Class B Ordinary Shares of the Company were present in person or by proxy at the Meeting, representing 41.03% and 100% of the voting power of Class A and Class B ordinary shares issued and outstanding as of the record date of October 9, 2024, and therefore constituting a quorum of the Class A and Class B ordinary shares outstanding and entitled to vote at the Meeting as of the record date. All matters voted on at the Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One: By an ordinary resolution, to approve a reorganization of the Company’s authorized share capital as follows (the “Share Reorganization”):	Class A	13,832,413	58,806	6,672
(a) the increase of the Company's authorized share capital from US$50,000 divided into 22,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000002 (“Class A Ordinary Shares”) each and 3,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000002 (“Class B Ordinary Shares”) each to US$1,020,000 divided into 450,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each and 60,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each by the creation of an additional 428,000,000,000 Class A Ordinary Shares and 57,000,000,000 Class B Ordinary Shares (the “Share Capital Increase”); and	Class B	12,723,036	0	0
(b) upon completion of the Share Capital Increase, the Company’s authorized share capital of US$1,020,000 divided into 450,000,000,000 Class A Ordinary Shares of a par value of US$0.000002 each and 60,000,000,000 Class B Ordinary Shares of a par value of US$0.000002 each, be consolidated and divided at a share consolidation ratio of one (1)-for-fifteen (15) (the “Ratio”), such that, the authorized share capital of US$1,020,000 will be divided into: (i) 30,000,000,000 Class A ordinary shares of par value of US$0.00003 each, and (ii) 4,000,000,000 Class B ordinary shares of par value of US$0.00003 each (the “Share Consolidation”).	Total	26,555,449	58,806	6,672
Proposal Two: Subject to and conditional upon the passing of Proposal One above in respect of the Share Reorganization, by a special resolution, to adopt the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated Memorandum and Articles of Association”) to reflect the Share Reorganization.	Class A	13,835,445	55,774	6,672
	Class B	12,723,036	0	0
	Total	26,558,481	55,774	6,672
Proposal Three: Subject to and conditional upon the passing of Proposals One and Two above in respect of the Share Reorganization and the Third Amended and Restated Memorandum and Articles of Association, by a special resolution, in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the Board be and is hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Settlement of Fractional Shares”).	Class A	13,835,472	55,772	6,647
	Class B	12,723,036	0	0
	Total	26,558,508	55,772	6,647
Proposal Four: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, and Proposal Three (the “Adjournment”).	Class A	13,839,045	51,859	6,987
	Class B	12,723,036	0	0
	Total	26,562,081	51,859	6,987

A copy of the Third Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	The Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024	GLOBAL MOFY AI LIMITED

	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director and Chairman of the Board

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